                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 4)(1)

                             The Topps Company, Inc.
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                    890786106
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 6, 2007
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 2 of 15 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    CRESCENDO PARTNERS II L.P., SERIES Y
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,547,700
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,547,700
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,547,700
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 3 of 15 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    CRESCENDO INVESTMENTS II, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,547,700
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,547,700
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,547,700
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 4 of 15 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    CRESCENDO ADVISORS LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  100
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              100
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    100
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 5 of 15 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ERIC ROSENFELD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,547,900
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,547,900
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,547,900
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 6 of 15 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ARNAUD AJDLER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,301
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,301
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 7 of 15 Pages
----------------------                                    ----------------------

            The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D filed by the undersigned.  This Amendment No. 4 amends the
Schedule 13D as specifically set forth.

      Item 4 is hereby amended to add the following:

            On March 6, 2007, Arnaud Ajdler, a director of the Issuer, delivered a letter to the other members of the Board of Directors of the Issuer expressing his  belief  that the  transaction  contemplated  by the  Agreement  and Plan of
Merger,  dated March 6, 2007 (the "Merger  Agreement")  that the Issuer  entered into with certain entities  controlled by Michael D. Eisner and Madison Dearborn
Partners is not in the best interests of the Company's shareholders and does not maximize  shareholder  value.  The letter states Mr.  Ajdler's  beliefs that the merger  consideration is inadequate and that the process that led to the signing of the Merger Agreement was flawed. Mr. Ajdler further states in the letter that he and  Crescendo  Partners II intend to  actively  solicit  votes and  campaign against the  proposed  transaction.  A copy of the letter is attached  hereto as
Exhibit 2 and is incorporated herein by reference.

            The  Reporting  Persons  intend to review  their  investment  in the
Issuer on a continuing basis and may engage in discussions with management,  the
Board of Directors,  other shareholders of the Issuer and other relevant parties concerning the transaction  contemplated by the Merger  Agreement (the "Proposed
Transaction")  and  potentially  concerning  other  matters  with respect to the
Reporting Persons' investment in the Shares, including,  without limitation, the business, operations,  governance,  management, strategy and future plans of the
Issuer. Depending on various factors, including,  without limitation, the status of the  Proposed  Transaction  and the  apparent  level of  shareholder  support therefor,  the Issuer's financial position and strategic direction,  the outcome of any discussions  referenced  above,  actions taken by the Board of Directors, price  levels of the Shares,  other  investment  opportunities  available to the
Reporting Persons,  conditions in the securities market and general economic and industry  conditions,  the Reporting Persons may in the future take such actions with  respect  to  their  investment  in the  Issuer  as they  deem  appropriate including, without limitation, purchasing additional Shares, selling some or all of their  Shares,  engaging  in  short  selling  of or any  hedging  or  similar transaction  with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

      Item 5 is hereby amended and restated as follows:

            (a) The aggregate percentage of Shares reported owned by each person named herein is based upon  38,704,317  Shares  outstanding,  which is the total number of Shares reported to be outstanding in the Issuer's  Quarterly Report on
Form 10-Q, as filed with the  Securities  and Exchange  Commission on January 4,
2007.

            As of the close of business on March 5, 2007,  Crescendo Partners II beneficially  owned 2,547,700  Shares,  constituting  approximately  6.6% of the
Shares  outstanding.  As the general partner of Crescendo Partners II, Crescendo
Investments II may be deemed to beneficially  own the 2,547,700  Shares owned by
Crescendo   Partners  II,   constituting   approximately   6.6%  of  the  Shares
outstanding.  Crescendo Advisors beneficially owns 100 Shares, constituting less

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 8 of 15 Pages
----------------------                                    ----------------------

than  1% of  the  Shares  outstanding.  As  the  managing  member  of  Crescendo
Investments II, which in turn is the general  partner of Crescendo  Partners II,
Mr.  Rosenfeld may be deemed to beneficially  own (i) the 2,547,700 Shares owned by Crescendo  Partners II, (ii) 100 Shares by virtue of his position as managing member of Crescendo Advisors and (iii) 100 Shares held by Mr. Rosenfeld and Lisa
Rosenfeld JTWROS, constituting approximately 6.6% of the Shares outstanding. Mr.
Rosenfeld  has sole voting and  dispositive  power with respect to the 2,547,700
Shares  owned by  Crescendo  Partners II and the 100 Shares  owned by  Crescendo
Advisors  by  virtue  of his  authority  to vote  and  dispose  of such  Shares.
Crescendo  Investments II and Mr. Rosenfeld disclaim beneficial ownership of the
Shares held by Crescendo  Partners II,  except to the extent of their  pecuniary interest therein.

            Mr.  Ajdler is the  beneficial  owner of 2,301  Shares,  which  were issued to Mr. Ajdler on August 25, 2006 by virtue of being elected as a director of the Issuer.  Such  Shares are  restricted  until the 2007  annual  meeting of stockholders of the Issuer.

            (b) By virtue of his position  with  Crescendo  Investments  II, Mr.
Rosenfeld  has the sole power to vote and  dispose  of the  Shares  beneficially owned by Crescendo  Partners II reported in this  Schedule 13D. By virtue of his position with Crescendo  Advisors,  Mr. Rosenfeld has the sole power to vote and dispose of the Shares  beneficially owned by Crescendo Advisors reported in this
Schedule 13D.

            Mr. Ajdler has sole voting power over the 2,301 Shares of restricted stock granted by the Issuer to Mr. Ajdler on August 25, 2006,  which Shares will vest as of the date of the 2007 annual meeting of stockholders.

            (c) There have been no  transactions  in the Shares by the Reporting
Persons since the filing of Amendment No. 3 to Schedule 13D.

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

            (e) Not applicable.

      Item 6 is hereby amended to add the following:

            On March 6, 2007,  Crescendo Partners II, Crescendo  Investments II,
Crescendo Advisors, Eric Rosenfeld and Arnaud Ajdler entered into a Joint Filing and Solicitation  Agreement in which,  among other things, the parties agreed to the joint  filing on behalf of each of them of  statements  on Schedule 13D with respect to the  securities of the Issuer.  A copy of this  agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

      Item 7 is hereby amended to add the following exhibits:

          2.   Letter  from  Arnaud  Ajdler  to  the  Members  of the  Board  of
               Directors of the Issuer, dated March 6, 2007.

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 9 of 15 Pages
----------------------                                    ----------------------

          3.   Joint Filing and  Solicitation  Agreement by and among  Crescendo
               Partners II, Crescendo  Investments II, Crescendo Advisors,  Eric
               Rosenfeld and Arnaud Ajdler, dated March 6, 2007.

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 10 of 15 Pages
----------------------                                    ----------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2007          CRESCENDO PARTNERS II, L.P., SERIES Y

                              By: Crescendo Investments II, LLC
                                  General Partner

                              By: /s/ Eric Rosenfeld
                                  ----------------------------------
                              Name: Eric Rosenfeld
                              Title: Managing Member

                              CRESCENDO INVESTMENTS II, LLC

                              By: /s/ Eric Rosenfeld
                                  ----------------------------------
                              Name: Eric Rosenfeld
                              Title: Managing Member

                              CRESCENDO ADVISORS LLC

                              By: /s/ Eric Rosenfeld
                                  ----------------------------------
                              Name: Eric Rosenfeld
                              Title: Managing Member

                              /s/ Eric Rosenfeld
                              --------------------------------------
                              ERIC ROSENFELD

                              /s/ Arnaud Ajdler
                              --------------------------------------
                              ARNAUD AJDLER

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 11 of 15 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

      Exhibit                                                              Page
      -------                                                              ----

1.    Letter from Arnaud  Ajdler to the Members of the Board
      of Directors of the Issuer, dated March 6, 2007.                      12

2.    Joint Filing and Solicitation Agreement by and among
      Crescendo Partners II, Crescendo Investments II,
      Crescendo Advisors, Eric Rosenfeld and Arnaud Ajdler,
      dated March 6, 2007.                                                 13-15

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 12 of 15 Pages
----------------------                                    ----------------------

March 6, 2007

BY EMAIL AND FACSIMILE
----------------------

Board of Directors of The Topps Company, Inc.
c/o Ms. Holly K. Youngwood
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019

Dear Fellow Members of the Board:

I am writing to you to express my thoughts  regarding  the Agreement and Plan of
Merger,  dated March 5, 2007 (the "Merger  Agreement")  that The Topps  Company,
Inc. (the "Company") entered into with certain entities controlled by Michael D.
Eisner and Madison Dearborn Partners (the "Buyers").  I voted against the Merger
Agreement  when it was submitted to a vote of the  Company's  Board of Directors because I believe that the proposed  buyout is not in the best  interests of the
Company's shareholders and does not maximize shareholder value.

The merger consideration,  in my belief, represents a discount to the fair value of the Company and is inadequate.  Furthermore,  I believe that the process that led to the  signing  of the  Merger  Agreement  was  flawed in that the Board of
Directors  did not shop the Company and thus failed to maximize the  competitive dynamics  of a sale  transaction  that would have  garnered  the  highest  price available.  Instead of selling the Company for a premium of approximately 3%(1), the Board could have taken steps similar to those that are likely to be taken by the  private  equity  buyers of the  Company.  As I have  suggested  on numerous occasions,  the Company could return excess cash to  shareholders,  leverage its balance sheet,  strengthen management,  cut costs more aggressively and continue to grow the business for the benefit of the public shareholders.

As directors,  we have fiduciary obligations to the Company and its shareholders to ensure that the Company takes all appropriate  steps to maximize  shareholder value.  In accordance with my fiduciary  duties as a director of Company,  it is incumbent  upon me to take any actions  that I believe are  necessary to prevent the  consummation of a transaction  that does not provide full and fair value to the Company's shareholders.

Since the Board of  Directors  has decided to pursue this  transaction  over the significant  concerns  which I have  continually  and  repeatedly  voiced to the
Board,  I intend to actively  solicit  votes and  campaign  against the proposed transaction. I will do this together with Crescendo Partners II, L.P., Series Y, a large shareholder of the Company of which I am a Managing Director.

                                    Very Truly Yours,

                                    /s/ Arnaud Ajdler
                                    Director

----------------
(1) Based on the average closing prices of the last 20 trading days

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 13 of 15 Pages
----------------------                                    ----------------------

                     JOINT FILING AND SOLICITATION AGREEMENT

      WHEREAS,  certain  of  the  undersigned  are  stockholders,   direct  or
beneficial,   of  The  Topps  Company,   Inc.,  a  Delaware  corporation  (the
"Company");

      WHEREAS,  Crescendo  Partners  II,  L.P.,  Series  Y, a  Delaware  limited partnership  ("Crescendo  Partners"),  Crescendo Investments II, LLC, a Delaware
limited liability company, Eric Rosenfeld and Arnaud Ajdler wish to form a group for the purpose of voting  against  and  soliciting  proxies  against a proposed merger  involving  the  Company and certain  entities  controlled  by Michael D.
Eisner and Madison  Dearborn  Partners  (the  "Proposed  Merger") and taking any other action necessary to achieve this.

      NOW, IT IS AGREED, this 6th day of March 2007 by the parties hereto:

      1. In accordance with Rule 13d-1(k)(1)(iii)  under the Securities Exchange
Act  of  1934,  as  amended  (the  "Exchange  Act"),  each  of  the  undersigned
(collectively, the "Group") agrees to the joint filing on behalf of each of them of statements  on Schedule 13D with respect to the  securities of the Company to the extent required under  applicable  securities  laws. Each of the undersigned agrees to the joint filing of any necessary amendments to the Schedule 13D. Each member of the Group shall be responsible  for the accuracy and  completeness  of his/its own  disclosure  therein,  and is not  responsible  for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

      2. Each of the  undersigned  agrees to form the Group for the  purpose  of voting against and soliciting proxies against the Proposed Merger and taking all other action necessary to achieve the foregoing.

      3. The  relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this  Agreement.  Such relationship  shall be  construed  and  deemed  to be for the  sole and  limited purpose of carrying on such business as described  herein.  Nothing herein shall be construed to authorize  any party to act as an agent for any other party,  or to create a joint venture or partnership,  or to constitute an  indemnification.
Nothing  herein shall  restrict any party's right to purchase  securities of the
Company, as he/it deems appropriate, in his/its sole discretion.

      4. Crescendo  Partners agrees to pay all expenses incurred by the Group in connection with the solicitation.

      5. This Agreement may be executed in counterparts,  each of which shall be deemed an original and all of which,  taken together,  shall  constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

      6. In the  event of any  dispute  arising  out of the  provisions  of this
Agreement,  the parties hereto consent and submit to the exclusive  jurisdiction of the Federal and State Courts in the State of New York.

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 14 of 15 Pages
----------------------                                    ----------------------

      7. Any party hereto may terminate his/its obligations under this Agreement upon 24 hours' written notice to all other parties, with a copy by fax to Steven
Wolosky at Olshan, Fax No. (212) 451-2222.

      8. Each party  acknowledges  that Olshan shall act as counsel for both the
Group and Crescendo Partners.

      9. Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to the  Schedule  13D  pursuant to Rule  13d-1(k)(1)(iii)
under the Exchange Act.

            [THE REST OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 15 of 15 Pages
----------------------                                    ----------------------

      IN WITNESS  WHEREOF,  the parties  hereto have caused this Agreement to be executed as of the day and year first above written.

                              CRESCENDO PARTNERS II, L.P., SERIES Y

                              By: Crescendo Investments II, LLC
                                  General Partner

                              By: /s/ Eric Rosenfeld
                                  ----------------------------------
                              Name: Eric Rosenfeld
                              Title: Managing Member

                              CRESCENDO INVESTMENTS II, LLC

                              By: /s/ Eric Rosenfeld
                                  ----------------------------------
                              Name: Eric Rosenfeld
                              Title: Managing Member

                              CRESCENDO ADVISORS LLC

                              By: /s/ Eric Rosenfeld
                                  ----------------------------------
                              Name: Eric Rosenfeld
                              Title: Managing Member

                              /s/ Eric Rosenfeld
                              --------------------------------------
                              ERIC ROSENFELD

                              /s/ Arnaud Ajdler
                              --------------------------------------
                              ARNAUD AJDLER